SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “Worldwide Telecommunications Leaders to Build First High Bandwidth Optical Fiber Submarine Cable System from Southeast Asia to USA”.	6

Exhibit 1

May 2, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Worldwide Telecommunications Leaders to Build First High Bandwidth Optical Fiber Submarine Cable System from Southeast Asia to USA”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

May 2, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Worldwide Telecommunications Leaders to Build First High Bandwidth Optical Fiber Submarine Cable System from Southeast Asia to USA”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 2, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “Worldwide Telecommunications Leaders to Build First High Bandwidth Optical Fiber Submarine Cable System from Southeast Asia to USA”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: May 2, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

PRESS RELEASE

WORLDWIDE TELECOMMUNICATIONS LEADERS TO BUILD FIRST HIGH BANDWIDTH OPTICAL FIBER SUBMARINE CABLE SYSTEM FROM SOUTHEAST ASIA TO USA

A historic landmark in the development of telecommunications between South East Asia and USA

KUALA LUMPUR, May 2, 2007… Major telecommunications industry leaders recently signed an agreement to build the first high-bandwidth optical fiber submarine cable system from Southeast Asia direct to the United States. Known as the Asia-America Gateway (AAG) Cable System, the system is expected to cost approximately US$500 million.

This cable project is spearheaded by 17 parties, including AT&T Inc., Bharti, BT Global Network Services, CAT Telecom, ETPI, PCP Company Limited, PLDT, PT Indosat, Saigon Postel Corporation, StarHub, Telekom Malaysia, TELKOM Indonesia, Telstra, the Government of Brunei Darussalam, TNZL, Viettel, and VNPT.

The Supply Contract for the construction of the AAG will be signed between the AAG and the consortium of Alcatel-Lucent and NEC later on the same day in Kuala Lumpur.

The 20,000 km long AAG will connect Malaysia, Singapore, Thailand, Brunei Darussalam, Vietnam, Hong Kong SAR, Philippines, Guam, Hawaii and the US West Coast. Besides serving these countries/regions, the cable system will also provide seamless interconnection with other major cable systems connecting Europe, Australia, other parts of Asia and Africa. The AAG is expected to carry commercial traffic by 4th Quarter of 2008.

The first direct Terabit-scale submarine cable network between Southeast Asia and North America is a historic landmark in the development of telecommunications between the two regions.

The AAG is designed to provide 1.92 Terabit per second using the field-proven Dense Wavelength Division Multiplexing (DWDM) technology to provide upgradeable, future proof transmission facilities that support Internet and e-commerce.

Page 5 of 6

Exhibit 1

The AAG is expected to meet the forecasted explosive growth in bandwidth requirements for new and revolutionary broadband applications such as IP, video, data, and other multimedia services. With such design, the AAG is able to support about 130,000 simultaneous High Definition Television (HDTV) signals.

The birth of the AAG will revolutionize high bandwidth delivery between Asia and the USA. The AAG, designed for broadband traffic, will provide much-needed diversity in traditional routes to the US and ensure alternate routes, expanded capacity and high levels of service during potential disasters. The AAG, with its large bandwidth and high quality transmission technology, will help meet the present and future burgeoning growth in telecommunications traffic.

XXX

Contact persons:

Ramon R. Isberto

PLDT Spokesperson

Tel. No. 632-5113101

Fax No. 632-5113100

Horace A. Lavides

PLDT Senior Manager

Tel. No. 632-816-8684

Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 2, 2007